SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                  06 June, 2005


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Transaction in Own Shares announcement made on 11 May 2005
             2.  Director Shareholding announcement made on 17 May 2005
             3.  Director Shareholding announcement made on 17 May 2005
             4.  Director Shareholding announcement made on 20 May 2005
             5.  Director Shareholding announcement made on 20 May 2005
             6.  Transaction in Own Shares announcement made on 20 May 2005
             7.  Director Shareholding announcement made on 24 May 2005
             8.  Director Shareholding announcement made on 20 May 2005
             9.  Transaction in Own Shares announcement made on 25 May 2005
            10.  Director Shareholding announcement made on 01 June 2005

Enclosure No.1.

Wednesday 11 May 2005

                                  BT GROUP PLC
                           TRANSACTION IN OWN SHARES

BT Group plc announces that on 4 May it transferred 925 ordinary shares, and that today it transferred 333 ordinary shares, to participants in its employee share schemes - a total of 1,258 ordinary shares - at a maximum price of 165 pence per share and a minimum price of 146 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfers, BT Group plc holds 134,277,107 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,500,351,931.

Enclosure No.2.


                                   SCHEDULE 11
          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company
BT Group plc

2) Name of Directors
Paul Reynolds
Hanif Lalani

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest. Directors in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Halifax Corporate Trustees Limited (as Trustee of the BT Group Employee Share Investment Plan).

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary Monthly purchases of shares under the terms of the BT Group Employee Share Investment Plan.

7) Number of shares/amount of stock acquired:
Paul Reynolds - purchase of 63 shares at 198.75p per share.
Hanif Lalani - purchase of 63 shares at 198.75p per share.

8) Percentage of issued class
n/a

9) Number of shares/amount of stock disposed n/a

10) Percentage of issued class
n/a

11) Class of security
Ordinary shares of 5p each

12) Price per share
198.75p

13) Date of transaction
16 May 2005

14) Date Company informed
17 May 2005

15) Total holding following this notification
Paul Reynolds
Personal holding: 67,893 ordinary shares
BT Group Deferred Bonus Plan: 208,593 shares
BT Group Incentive Share Plan: 144,456 shares
BT Group Global Share Option Plan: options over 1,769,624 shares
BT Group Employee Sharesave Scheme: an option over 4,555 shares.

Hanif Lalani
Personal holding: 5,858 ordinary shares
BT Group Deferred Bonus Plan: 66,720 shares
BT Group Incentive Share Plan: 72,224 shares
BT Group Global Share Option Plan: options over 649,851 shares
BT Group Employee Sharesave Scheme: an option over 5,346 shares.

16) Total percentage holding of issued class following this notification n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant
n/a

18) Period during which or date on which exercisable n/a

19) Total amount paid (if any) for grant of the option n/a

20) Description of shares or debentures involved: class, number n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise n/a

22) Total number of shares or debentures over which options held following this notification n/a

23) Any additional information
The above named Directors have a technical interest, as at 17 May 2005 under
Schedule 13 of the Companies Act as follows:

  - A technical interest, together with all employees of BT Group plc in 139,229 Ordinary Shares held by the Trustee of the BT Group Employee Share Investment Plan, Halifax Corporate Trustees Limited;
  - A technical interest, together with all employees of BT Group plc in 27,733,138 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

24) Name of contact and telephone number for queries
John Challis, 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification
John Challis

Date of Notification: 17 May 2005

Enclosure No.3.


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Sir Christopher Bland
Ben Verwaayen
Andy Green
Paul Reynolds
Hanif Lalani
Ian Livingston

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Adjustment in technical interest of the above directors

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Ltd

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single company PEP and if discretionary/non discretionary

Adjustment in technical interest of the above directors

7) Number of shares/amount of stock acquired:

Recovery of 6,034 BT Group shares by Halifax Corporate Trustees Limited as Trustee of the BT Group Employee Share Investment Plan from awards made to non-eligible individuals.

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

n/a

13) Date of transaction

16 May 2005

14) Date Company informed

17 May 2005

15) Total holding following this notification

n/a

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following details (17 - 22)

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

No change

23) Any additional information

The above named Directors have technical interests, as at 17 May 2005 under
Schedule 13 of the Companies Act as follows:

   - A technical interest, together with all employees of BT Group plc in 145,263 Ordinary Shares held by the Trustee of the BT Group Employee Share Investment Plan, Halifax Corporate Trustees Limited;


   - A technical interest, together with all employees of BT Group plc in 27,733,138 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

24) Name of contact and telephone number for queries

John Challis 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification
John Challis

Date of Notification: 17 May 2005

Enclosure No.4.

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Sir Christopher Bland
Ben Verwaayen
Ian Livingston
Paul Reynolds
Andy Green
Hanif Lalani

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Adjustment in the technical interests of the above directors following the vesting of awards under the BT Group Retention Share Plan to two participants.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ilford Trustees (Jersey) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Adjustment in the technical interests of the above directors following the vesting of awards under the BT Group Retention Share Plan to two participants.

7) Number of shares/amount of stock acquired:

n/a

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

314,142 ordinary shares transferred to participant

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

212.25p

13) Date of transaction

20 May 2005

14) Date Company informed

20 May 2005

15) Total holding following this notification

n/a

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

nil

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

The above named Directors have technical interests, as at 20 May 2005 under
Section 13 of the Companies Act as follows:

       A technical interest, together with all employees of BT Group plc in 27,418,996 ordinary shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

       A technical interest, together with all employees of BT Group plc, in 145,263 ordinary shares held in the name of Halifax Corporate Trustees Limited as Trustee for the BT Group Employee Share Investment Plan.

24) Name of contact and telephone number for queries

John Challis 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 20 May 2005

Enclosure No.5.


                                   SCHEDULE 11
          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Ian Livingston

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ilford Trustee (Jersey) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

The Trustees are selling shares awarded under the BT Group Retention Share Plan in May 2002 which vested on 20 May 2005, on behalf of Mr Livingston.

Sale of shares.

7) Number of shares/amount of stock acquired:

307,005

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

307,005

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

212.25p

13) Date of transaction

20 May 2005

14) Date Company informed

20 May 2005

15) Total holding following this notification

Personal holding: 313,054 ordinary shares
BT Group Deferred Bonus Plan: 180,258 shares
BT Group Incentive Share Plan: 162,512 shares
BT Group Global Share Option Plan: options over 1,990,835 shares
BT Group Employee Sharesave Scheme: an option over 7,290 shares.

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

The above named Director has a technical interest, as at 20 May 2005 under
Schedule 13 of the Companies Act as follows:

   - A technical interest, together with all employees of BT Group plc in 145,263 Ordinary Shares held by the Trustee of the BT Group Employee Share Investment Plan, Halifax Corporate Trustees Limited;
   - A technical interest, together with all employees of BT Group plc in 27,733,138 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

 24) Name of contact and telephone number for queries

John Challis, 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification

John Challis
Date of Notification: 20 May 2005

Enclosure No.6.

Friday 20 May 2005
                                  BT GROUP PLC
                           TRANSACTION IN OWN SHARES

BT Group plc announces that today it transferred to participants in its employee share schemes 13,641 ordinary shares at a maximum price of 199.5 pence per share and a minimum price of 187 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 134,263,466 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,500,365,572.

Enclosure No.7.

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Sir Christopher Bland
Ben Verwaayen
Ian Livingston
Paul Reynolds
Andy Green
Hanif Lalani

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Adjustment in the technical interests of the above directors following the vesting of an award under the BT Group Retention Share Plan to one participant.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ilford Trustees (Jersey) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Adjustment in the technical interests of the above directors following the vesting of an award under the BT Group Retention Share Plan to one participant.

7) Number of shares/amount of stock acquired:

n/a

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

219,087 ordinary shares transferred to participant

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

215.25p

13) Date of transaction

23 May 2005

14) Date Company informed

24 May 2005

15) Total holding following this notification

n/a

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

nil

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

The above named Directors have technical interests, as at 24 May 2005 under
Section 13 of the Companies Act as follows:

       A technical interest, together with all employees of BT Group plc in 27,199,909 ordinary shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

       A technical interest, together with all employees of BT Group plc, in 145,263 ordinary shares held in the name of Halifax Corporate Trustees Limited as Trustee for the BT Group Employee Share Investment Plan.

24) Name of contact and telephone number for queries

John Challis 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 24 May 2005

Enclosure No.8.

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director(s)

Ben Verwaayen
Ian Livingston
Paul Reynolds
Andy Green

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Lapse of performance based share options on 18 May 2005.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ben Verwaayen: an option over 561,500 shares lapsed;

Ian Livingston: an option over 360,970 shares lapsed;

Paul Reynolds: an option over 320,860 shares lapsed;

Andy Green: an option over 340,910 shares lapsed.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Lapse of performance based share options.

7) Number of shares/amount of stock acquired:

n/a

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each
12) Price per share

n/a

13)  Date of transaction

n/a

14) Date Company informed

n/a

15) Total holding following this notification

Ben Verwaayen

Personal holding: 902,001 shares;

Deferred Bonus Plan: 781,024 shares;

Incentive Share Plan: 252,798 shares.

Ian Livingston

Personal holding: 313,054 shares;

Deferred Bonus Plan: 180,258 shares;

Incentive Share Plan: 162,512 shares.

Paul Reynolds

Personal holding: 67,893 shares;

Deferred Bonus Plan: 208,593 shares;

Incentive Share Plan: 144,456 shares.

Andy Green

Personal holding: 120,002 shares;

Deferred Bonus Plan: 230,154 shares;

Incentive Share Plan: 153,484 shares.

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

29 July 2002

18) Period during which or date on which exercisable

subject to performance, options exercisable from 29 July 2005 - 29 July 2012

19) Total amount paid (if any) for grant of the option

nil

20) Description of shares or debentures involved: class, number ordinary shares of 5p each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

187p per share

22) Total number of shares or debentures over which options held following this notification

Ben Verwaayen

Global Share Option Plan:
An option over 1,121,121 shares at 250p per share.
An option over 935,830 shares at 187p per share.
An option over 1,052,632 shares at 199.5p per share.
An option over 546,875 shares at 192p per share.

Ian Livingston

Global Share Option Plan:
An option over 601,610 shares at 187p per share.
An option over 676,692 shares at 199.5p per share.
An option over 351,563 shares at 192p per share.

Saveshare:
An option over 7290 shares at 227p per share.

Paul Reynolds

Global Share Option Plan:
An option over 534,760 shares at 187p per share.
An option over 601,504 shares at 199.5p per share.
An option over 312,500 shares at 192p per share.

Saveshare:
An option over 4555 shares at 218p per share.

Andy Green

Global Share Option Plan:
An option over 568,190 shares at 187p per share.
An option over 639,098 shares at 199.5p per share.
An option over 332,032 shares at 192p per share.

Saveshare:
An option over 5712 shares at 165p per share.

23) Any additional information

The above named Directors have technical interests, as at 24 May 2005 under
Section 13 of the Companies Act as follows:

       A technical interest, together with all employees of BT Group plc in 27,199,909 ordinary shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

       A technical interest, together with all employees of BT Group plc, in 145,263 ordinary shares held in the name of Halifax Corporate Trustees Limited as Trustee for the BT Group Employee Share Investment Plan.

24) Name of contact and telephone number for queries

John Challis 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 24 May 2005

Enclosure No.9.

Wednesday 25 May 2005

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that today it transferred to participants in its employee share schemes 17,192 ordinary shares at a price of 199.50 pence per share. The transferred shares were all formerly held as treasury shares.
Following the above transfer, BT Group plc holds 134,246,274 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,500,382,764.

Enclosure No.10.
                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Sir Christopher Bland
Ben Verwaayen
Ian Livingston
Paul Reynolds
Andy Green
Hanif Lalani

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Adjustment in the technical interests of the above directors following the vesting of an award under the BT Group Retention Share Plan to one participant.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ilford Trustees (Jersey) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Adjustment in the technical interests of the above directors following the vesting of an award under the BT Group Retention Share Plan to one participant.

7) Number of shares/amount of stock acquired:

n/a

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

146,147 ordinary shares transferred to participant

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

212.1275p

13) Date of transaction

31 May 2005

14) Date Company informed

1 June 2005

15) Total holding following this notification

n/a

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

nil

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

The above named Directors have technical interests, as at 1 June 2005 under
Section 13 of the Companies Act as follows:

- A technical interest, together with all employees of BT Group plc in 27,053,762 ordinary shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

- A technical interest, together with all employees of BT Group plc, in 145,263 ordinary shares held in the name of Halifax Corporate Trustees Limited as Trustee for the BT Group Employee Share Investment Plan.

24) Name of contact and telephone number for queries

John Challis 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 1 June 2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 06 June, 2005